SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 6, 2010

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	3181Q	August 2, 2010
2.	HUG Regulatory Announcement	1434497	August 2, 2010




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Regulatory Story

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Block listing Interim Review
Released	15:01 02-Aug-2010
Number	HUG1434497

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 2 August 2010

1. Name of company

Elementis plc

2. Name of scheme

Elementis Discretionary Executive Share Option Scheme (1998 Approved Scheme)

3. Period of return:

From 1 February 2010 to 31 July 2010

4. Balance under scheme from previous return

6,201,321

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

6,201,321

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

7,000,000 ordinary shares of 5p each listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

448,199,165

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 2 August 2010

1. Name of company

Elementis plc

2. Name of scheme

Elementis Unapproved Executive Share Option Scheme (1998 Unapproved Scheme)

3. Period of return:

From 1 February 2010 to 31 July 2010

4. Balance under scheme from previous return

2,037,830

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

2,037,830

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,500,000 ordinary shares of 5p each listed on 24 February 1998
2,087,087 ordinary shares of 5p each listed on 18 October 2006
2,005,498 ordinary shares of 5p each listed on 27 June 2007
500,000 ordinary shares of 5p each listed on 4 July 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

448,199,165

Contact for queries/person making the return
Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 2 August 2010

1. Name of company

Elementis plc

2. Name of scheme

Elementis Savings Related Share Option Scheme (1998 SAYE Scheme)

3. Period of return:

From 1 February 2010 to 31 July 2010

4. Balance under scheme from previous return

376,125

5. Number of shares issued / allotted under scheme during period:

16,678

6. Balance under scheme not yet issued / allotted at end of period

359,447

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares of 5p each listed on 24 February 1998
481,413 ordinary shares of 5p each listed on 4 July 2007
700,000 ordinary shares of 5p each listed on 30 June 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

448,199,165

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 2 August 2010

1. Name of company

Elementis plc

2. Name of scheme

Elementis 2003 Executive Share Option Scheme (2003 ESO Scheme)

3. Period of return:

From 1 February 2010 to 31 July 2010

4. Balance under scheme from previous return

1,623,588

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

1,623,588

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,500,000 ordinary shares of 5p each listed on 21 November 2005
2,000,000 ordinary shares of 5p each listed on 26 September 2006
900,000 ordinary shares of 5p each listed on 4 July 2007
1,700,000 ordinary shares of 5p each listed on 30 June 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

448,199,165

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

HUG#1434497

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Regulatory

SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Half Yearly Report
Released	07:00 02-Aug-2010
Number	3181Q07

RNS Number : 3181Q
Elementis PLC
02 August 2010

2 August 2010

ELEMENTIS plc

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2010

Elementis plc, a Global Specialty Chemicals Company, announces its results for the six months ended 30 June 2010.

HIGHLIGHTS

- Increased demand seen in all our key markets
- Revenue up 41 per cent to $358.0 million (H1 2009: $253.1 million)
- Operating margin improved to 13.6 per cent (H1 2009: 3.2 per cent)
- Specialty Products' operating margin 17.3 per cent (H1 2009: 6.9 per cent)
- Specialty Products represents 77 per cent of Group operating profit
- Operating cash flow improved by $67.5m to $52.2 million (H1 2009: $(15.3) million)
- New four year financing agreement signed with same covenant package

FINANCIAL SUMMARY

	2010	2009
Revenue	**$358.0m**	$253.1m
Operating profit	**$48.7m**	$8.2m *
Profit before tax	**$46.2m**	$3.2m *
Diluted earnings per share	**7.2c**	0.6c *

Operating cash flow	**$52.2m**	$(15.3)m
Net debt	**$108.3m**	$126.1m
Dividend to shareholders	**2.34c / 1.5p**	1.5p
Reported profit/(loss) before tax	**$46.2m**	$(44.4)m
Reported earnings/(loss) per share	**7.3c**	(10.1)c

* stated before exceptional costs

Commenting on the results, Group Chief Executive, David Dutro said:

"The Group's operating performance sustained a positive momentum throughout the first half of 2010 and operating margins and earnings increased significantly due to the combination of increased sales volumes and overall operating proficiency. We experienced higher volumes in all key markets and all regions due to better underlying economic conditions and market share gains. Initiatives implemented in 2009 to reduce costs and increase manufacturing efficiencies continue to have a positive impact on earnings. Raw material cost inflation is being fully recovered due to strong pricing discipline and best in class procurement practices.

Operating cash conversion was very good throughout the first half due to focused working capital management and our balance sheet remains strong with a new four year financing deal in place.

We will continue to execute our growth strategy to further strengthen the Elementis global market position in coatings, personal care and oil drilling by utilising the earnings and cash flow from the much improved Chromium business model to preferentially invest in the Specialty Products business.

These results, combined with our strength in emerging markets and a robust order book give us confidence in our ability to make further progress as we head into the second half of the year and over the longer term."

- ENDS -

Enquiries

Elementis plc — Tel: +44 (0) 20 7408 9300

David Dutro, Group Chief Executive

Brian Taylorson, Finance Director

Financial Dynamics — Tel: +44 (0) 20 7831 3113

Greg Quine

Chairman's statement

Following the severe downturn in the global economy in 2009, which had a negative impact on our businesses last year, I am pleased to report a considerable improvement in the Group's performance in the first half of 2010. This is particularly satisfying because the strategic actions taken during 2009 have clearly contributed to the improved performance and quality of our businesses. The reduction in structural costs implemented across the Group in the first part of 2009 has helped improve our margins. In Specialty Products, new additions to the business team as well as the

acquisition of the Fancor business in December 2009 have improved the overall quality of the business, as we continue to make progress in high growth markets such as Asia Pacific. In Chromium, the closure of the UK facility in 2009 has helped create a more profitable and resilient business model. Consequently, the Board is convinced that the Group is well positioned for long term success.

Results

Operating profit for the first half of 2010 was $48.7 million compared to a profit, before exceptional items, of $8.2 million in the previous year. Revenues in the period were $358.0 million, which is a 38 per cent improvement on the previous year after adjusting for currency and acquisitions, driven mainly by improved volumes and margins and by market share gains. Fully diluted earnings per share was 7.2 cents compared to 0.6 cents, before exceptional items, in the previous year.

Balance sheet

The Group has recently concluded a new $200 million, four year financing agreement with a group of banks in order to replace our existing facility, which was due to expire in July 2011. The new facility retains the existing covenant package, provides the Group with the appropriate financial flexibility to support its strategic goals and confirms the Group's solid financial position. As a result of the strong performance in the first six months of the year and tight working capital management, gearing, as measured by the ratio of net debt to EBITDA, improved during the first six months of the year from 1.8x at the end of 2009 to 1.1x at the end of June 2010.

Interim dividend

The Board is declaring an interim dividend of 2.34 cents per share which will be paid on 8 October 2010, in pounds sterling at an exchange rate of 1.560 (equivalent to a sterling amount of 1.5 pence per share), to shareholders on the register on 10 September 2010. In 2009 the Board decided to maintain the dividend in spite of the downturn because of its confidence in our strategy and expectation that we would make progress as the economy recovered. This decision has been justified by the excellent results in the first half of this year and, going forward, the Board intends to progress the dividend as the Group's dollar earnings and cash flow permit.

Health, safety and environment

I am happy to report that our activities in this important area of our business have continued to be of a high standard during the first half of 2010, with no significant incidents to report.

People

The significant progress we have made during the first half is, in no small part, due to the continuing efforts and achievements of our employees. I would like to offer them the Board's sincere thanks for their ongoing commitment towards our success.

Current trading and outlook

The strong trading patterns experienced during the first half of the year have been maintained beyond the end of the reporting period. The Board remains confident that the Group will continue to benefit from its strong market positions and superior customer offering and therefore expects to continue to make progress throughout the rest of the year, and beyond.

Robert Beeston
Chairman

2 August 2010

Business review

Group Chief Executive's report

Overview

The Group's operating performance sustained a positive momentum throughout the first half of 2010 and operating margins and earnings increased significantly due to the combination of a 38 per cent increase in sales volumes and overall operating efficiency. We experienced higher volumes in all key markets and all regions due to better underlying economic conditions and market share gains. Initiatives implemented in 2009 to reduce costs and increase manufacturing efficiencies continue to have a positive impact on earnings. Raw material cost inflation is being fully recovered due to strong pricing discipline and best in class procurement practices.

Elementis Specialty Products

Specialty Products provides high value functional additives to the Coatings, Personal Care and Oilfield markets that improve the physical properties and performance of our customers' products or production processes. Our largest technology category is rheology, which in its simplest form means our products impart thickness and viscosity control. For example, paint without rheological additives would have the consistency of water, but paint with our additives is smooth, homogeneous and spreads evenly on a surface. The same requirements for rheological additives exist in personal care products such as creams and lotions, and in oil and gas drilling applications, providing the viscosity required to extract material during the drilling process.

The Specialty Products business provides an ideal growth platform with our balanced geographic exposure across mature and emerging economies, strong technology base and strategic market diversification. In addition to an impressive proprietary product offering, we also own and operate a high purity hectorite clay mine. Hectorite clay is highly valued by coatings and personal care customers for its unique rheology characteristics and colour purity, which create a distinct long term market advantage for both Specialty Products and our customers. Specialty Products has a significant technical service and application support presence in our markets, which has been built on long-term relationships of trust, collaboration and technical expertise. Our differentiated technology innovation is supported by best in class process technology and tightly held manufacturing know how.

Specialty Products delivered an excellent first half performance driven by market share gains, improved volumes and disciplined cost management. We achieved significant growth by leveraging our strong position in Asia Pacific and taking full advantage of new growth opportunities, such as the US shale gas segment of our Oilfield market. We also successfully integrated Fancor, acquired in December 2009, which serves our Personal Care market with eco-friendly ingredients. Coatings additive sales were up strongly in all geographic regions and Elementis Specialty Products now has more of its coatings sales coming from Asia Pacific than any other region (41 per cent of total coatings sales). In addition, the recent trend towards further consolidation in the chemical industry has left Elementis in the enviable position of being the most customer focused supplier in a number of our key markets.

Sales for the first half of 2010 were up 49 per cent compared to the first half of 2009 and 27 per cent compared to the second half of 2009. Our global Coatings, Oilfield and Personal Care Business Units have all seen greatly improved volume demand. While there was some evidence of restocking during the first quarter of the year, overall demand remained strong into the second quarter, reflecting a normal seasonal uptick as well as market share gains. Contribution margins at the product level have held steady in the base business and price increases are being introduced globally in the second half of the year to reflect fairly wide-spread raw material inflation. The business has added some manufacturing headcount and specific supply chain enhancements to accommodate the strong demand, but these expansions have thus far been tightly controlled and therefore the incremental volumes have contributed directly to the bottom line. Operating profit improved by 273 per cent compared to the first half of 2009 to $37.3 million, and is 78 per cent higher than the second half of 2009. The business has focused very strongly on working capital management during the period and, as a result, trade working capital has improved as a percentage of sales, driving much more efficient use of cash resources globally and delivering more than 100 per cent of operating profit as cash flow. The business is anticipating sustained demand during the second half of the year and is sharply focused on both organic and inorganic growth in the Coatings, Personal Care and Oilfield markets.

Elementis Chromium

Elementis Chromium has successfully implemented a strategic reorganisation that has created a smaller, more flexible and cost competitive operating footprint capable of delivering stable earnings and cash flow over a broad range of economic conditions. Following the closure of the Eaglescliffe facility, combined with the restructuring of the US operations in 2009, this "new" business model is a key component in the progress we have seen in the first half of 2010, which provide an early indication of the stability and flexibility that the new operating model can sustain going forward.

This restructured operating platform allows the business to focus on key regional markets and value added product offerings and to retain a strong geographic presence in North and South America, Europe and Asia. These include chromic acid for metal finishing and wood treatment, chrome sulphate for leather tanning and chrome oxide for use in construction, refractory and metal production.

Chromium has had an excellent start to 2010 with first half revenues of $104.5 million compared to $76.6 million in the first half of 2009. Operating profit was also well ahead of the previous half year, coming in at $16.1 million (2009: $3.1 million). Working capital also improved significantly through the reporting period with operating cash flow exceeding operating profit. Decommissioning of the Eaglescliffe site remains on track and within the cost estimates previously communicated.

Summary

Elementis took a number of successful actions to accelerate growth and profitability during the global economic slowdown. We continue to invest in initiatives that will further drive growth in emerging markets and maintain the technological leadership of our Specialty Products business. We have delivered strong cash flow in the first half of the year due to the benefits of our high return on capital, good control over working capital, strong cash conversion and low capital expenditure requirements.
Our solid first half results confirm the resilience of our business model and ability of the global Elementis team to remain focused on the successful execution of our

growth strategy.

David Dutro
Group Chief Executive
2 August 2010

Finance report

Revenue for the six months ended 30 June*	Revenue 2009 $million	Effect of exchange rates $million	Increase/ (decrease) 2010 $million	**Revenu 201 $millio**
Specialty Products	144.8	1.3	69.7	**215.**
Surfactants	36.3	0.4	6.9	**43.**
Chromium	76.6	-	27.9	**104.**
Inter-segment	(4.6)	-	(1.3)	**(5.9**
	253.1	1.7	103.2	**358.**

Operating profit/(loss) for the six months ended 30 June*	2009			
	Before exceptional items $million	Exceptional items $million	After exceptional items $million	**201 $millior**
Specialty Products	10.0	-	10.0	**37.**
Surfactants	-	-	-	**2.**
Chromium	3.1	(40.7)	(37.6)	**16.1**
Central costs	(4.9)	(6.9)	(11.8)	**(6.9**
	8.2	(47.6)	(39.4)	**48.7**

* Segmental results have been restated to take account of the re-categorisation of certain products between the Chromium and Specialty Products businesses. Details are included in Note 4 to the interim financial statements.

Group results

Group revenue was $358.0 million in the first half of 2010 compared to $253.1 million for the same period in 2009, which is an increase of 41 per cent, or 38 per cent excluding currency and acquisitions. A broad based recovery in customer demand, as the global economy rebounded from the lows experienced in 2009, has been the central theme across the Group's businesses in the current period. This was enhanced further by continued momentum in customer support and innovation in Specialty Products, including sustained progress in Asia Pacific, and a move to better margin and more sustainable markets in Chromium following the closure of the Eaglescliffe, UK facility in 2009. Group operating profit was $48.7 million compared to $8.2 million in the first half of 2009 and operating margins improved to 13.6 per cent (2009: 3.2 per cent).

Specialty Products

Revenue in Specialty Products increased by 49 per cent to $215.8 million in the first half of 2010 (2009: $144.8 million). The acquisition of Fancor in December 2009 contributed $7.1 million of revenues to the 2010 result and excluding this, as well as the impact of currency movements, revenues increased by 43 per cent. A significant rebound in customer demand patterns was the main driver of the increase, enhanced by distributor restocking in the coatings market. Sales to this sector in 2010 also showed a return to more normal seasonal patterns in western economies with demand rising in the spring and summer months, in contrast to the sharp downturns experienced in 2009. In North America total sales volumes, excluding acquisitions, increased by 63 per cent with coatings volumes improving by 44 per cent and oilfield drilling increasing by 113 per cent. Oilfield sales were enhanced by gas drilling

activities in shale which has brought significant new demand for our products in the region. In Europe sales volumes improved by 33 per cent with coatings volumes increasing by 34 per cent due to strong sales to distributors and improvements in colourant sales. Sales volumes in personal care improved by 53 per cent due to increases in the aerosol antiperspirant and colour cosmetics markets, and oilfield volumes improved by 19 per cent. Sales volumes in Asia Pacific increased by 43 per cent compared to the first half of 2009 as our business team continued to leverage our impressive service offering in the Asian coatings market, based on the Deuchem acquisition in 2008 and consisting of a strong product portfolio and superior sales and technical support to our customers. Although our Asia Pacific business was relatively less impacted by the global economic downturn in 2009, the comparison with the previous period was positively influenced by some hesitancy in customer demand in the early part of that year.

Operating profit in Specialty Products was $37.3 million in the first half of 2010 compared to $10.0 million in the same period last year and operating margins improved to 17.3 per cent (2009: 6.9 per cent). Volume recovery was the main source of the improved performance, while contribution margins and raw material costs remained stable in both periods, the latter as a result of the business having a relatively low exposure to commodity and petrochemical cycles. Currency movements, including the year on year effects of hedging transactions, improved operating profit in the current period by $2.9 million. Underlying fixed costs benefited from cost reductions implemented in the early part of 2009, in response to falling demand at that time. Since then additional investments in people have been made, as demand has recovered, and the general restructuring taking place in the industry has created opportunities to further improve the high quality of our business team. The Fancor acquisition added $0.5 million to operating profit in the first half of 2010, which includes one time integration costs of $0.8 million.

Chromium

Revenue in Chromium for the first half of 2010 was $104.5 million compared to $76.6 million in the same period last year, which is an increase of 36 per cent. Currency movements had no material impact when comparing the two periods. The main driver of the improvement was an increase in volumes due to a strong recovery in customer demand, which included some restocking and the positive effects of 2009 capital spending delays by refractory customers. In North America sales volumes improved by 49 per cent due to strong demand in several product categories, including chromic acid for metal finishing, particularly in the automotive sector, and chrome sulphate for leather tanning applications. In Asia Pacific the majority of sales are in the automotive and coatings markets, and volumes doubled overall compared to the previous period, as strong underlying growth in the region was supplemented by opportunistic sales to take advantage of tighter supply demand conditions. In Europe sales volumes were 18 per cent lower than the previous year, following the closure of the Eaglescliffe plant in the first half of 2009. Although several European market sectors showed good recovery in 2010, the business made a strategic decision in 2009 to reduce sales to certain lower margin applications following the plant closure.

Operating profit, before exceptional items, for the first half of 2010 was $16.1 million compared to $3.1 million in the same period last year and operating margins improved to 15.4 per cent (2009: 4.0 per cent). The improvement in sales volumes was the main driver of the enhanced performance, but the result also benefited from a reduction in fixed costs of $1.7 million due to actions taken in the first part of 2009 to lower structural spending in the face of the economic downturn. Currency

movements, including the year on year effects of hedging transactions, improved operating profit in the current period by $2.6 million. Raw material costs were marginally lower compared to the previous period as commodity prices fell during 2009 but this was offset by modest increases in energy costs as fuel oil prices rebounded towards the end of 2009.

Surfactants

Revenue in Surfactants was $43.6 million in the first half of 2010 compared to $36.3 million in the previous year, which is an increase of 20 per cent. Currency movements had relatively little impact on sales between the two periods. Sales volumes improved by 8 per cent and selling prices increased by 10 per cent in response to petrochemical cost inflation. The improvement in sales volumes compared to the previous year is not as dramatic as for other Group businesses because the Surfactants business was less impacted by the economic downturn in 2009, having relatively more of its sales in defensive sectors such as household consumables. Nevertheless sales volumes in oilfield services improved by 38 per cent due to robust activity in that sector, while sales volumes of other basic surfactants fell by 2 per cent as the business team continue to exit lower margin applications, such as pulp and paper.

Operating profit improved to $2.2 million (2009: break even) on improved volumes and disciplined cost management.

Central costs

Central costs are costs that are not identifiable as expenses of a particular business and comprise of expenditures of the Board of Directors and the corporate office. In the first half of 2009 central costs were $6.9 million compared to $4.9 million, before exceptional items, in the previous period. Central costs were lower in the first six months of 2009 due to cutbacks in variable compensation and discretionary spending during the economic downturn.

Net finance costs

Net finance costs for the first half of 2009 were $2.5 million lower than in the previous year at $2.5 million. Net interest costs on bank loans and deposits was $1.2 million compared to $1.3 million in the previous period as finance costs remained relatively stable and average borrowings in the first six months of 2009 were marginally higher than for the current period. Net interest costs on pension schemes were $2.2 million lower than the previous period as the expected return on scheme assets remained relatively stable, but the cost of liabilities declined due to a fall in corporate bond yields.

Tax

The provision for tax on profits, before exceptional items, was $14.0 million in the first half of 2010 (2009: $0.4 million) and is based on the likely tax payable in those jurisdictions where taxable profits arise. For the current period the provision was based on an estimated tax rate for the full year of approximately 30 per cent (2009: 30 per cent). The rate is very sensitive to the mix of profits from different jurisdictions. In the first six months of 2010 the majority of the Group's taxable income was generated by its operations in the USA, where the marginal tax rate is 40 per cent, and the UK, where the marginal rate is zero due to the availability of historical losses.

Earnings per share

Basic and diluted earnings per share for the first half of 2010, calculated on the reported earnings, before exceptional items, of $32.2 million (2009: $2.8 million)

were 7.3 cents and 7.2 cents respectively compared to 0.6 cents in the same period last year. There were no exceptional items to report in the current period, while a loss per share of 10.1 cents was reported in the same period last year after taking account of exceptional items of $47.6 million.

Cash flow

Cash flow is summarised below:

	30 June 2010 $million	30 Jun 200 $millio
Earnings before interest, tax, exceptionals, depreciation and amortisation (EBITDA)	**59.4**	18.3
Change in working capital	**(2.6)**	(26.0
Capital expenditure	**(4.7)**	(7.6
Other	**0.1**	0.0
Operating cash flow	**52.2**	(15.3
Pension	**(3.0)**	(2.8
Interest and tax	**(5.4)**	(5.5
Exceptional items	**(37.4)**	(8.1
Free cash flow	**6.4**	(31.7
Dividends	**(9.5)**	(9.1
Acquisitions and disposals	**1.1**	0.9
Currency fluctuations	**-**	5.8
Movement in net borrowings	**(2.0)**	(34.1
Net borrowings at start of period	**(106.3)**	(92.0
Net borrowings at end of period	**(108.3)**	(126.1

The Group's net debt increased by 2 per cent, or $2.0 million, in the first half of 2010 having increased by $34.1 million in the same period last year. Operating cash flow was $67.5 million better than the same period last year as a significantly stronger operating performance contributed cash flow of $52.2 million in the current period (2009: cash outflow of $15.3 million). EBITDA was $41.1 million better than the previous period and the cash outflow due to changes in working capital in the current period was only $2.6 million (2009: $26.0 million) despite a 41 per cent increase in sales.

Working capital days

	30 June 2010	31 Dec 2009	30 Jun 200
Inventory	**69**	85	10
Debtors	**51**	50	5
Creditors	**53**	51	5

All Group businesses have placed extra focus on tight supply chain and working capital management, in order to counter the upward pressures on working capital from the rapid improvement in customer demand experienced during the first half of 2010. These efforts resulted in inventory days falling by 16 days in the period, without any decline in product delivery performance, while debtor and creditor days remained relatively constant. In the same period last year, cash flow due to working capital movements was negatively impacted by the closure of the Chromium Eaglescliffe plant and strategic purchases of chrome ore.

Capital expenditure in the first half of 2010 was $4.7 million, compared to $7.6 million

in the same period last year. Spending in the second half of the year is expected to be higher than the first as a number of projects that were delayed in 2009, as a result of the economic downturn, have been reinstated in the current year.

Cash spending on exceptional items was $37.4 million in the current period compared to $8.1 million last year. The spending related to items already announced and provided for in 2009, consisting of $4.7 million towards the closure of Chromium's Eaglescliffe facility and $32.7 million to pay the EU Commission fine announced in November 2009. At the end of 2009 the Group held a balance sheet provision of $26.7 million (£16.6 million) for the closure costs of the Eaglescliffe facility and the current estimate is that approximately $7.5 million of this will be spent in 2010. The EU Commission fine was fully paid in the first quarter of 2010 and the Group has since filed an appeal with the General Court of the EU, vigorously asserting its position that the Commission was precluded from imposing any fine on the Group.

Balance sheet

	30 June 2010 $million	30 Jun 200 $millio
Tangible fixed assets	**159.2**	173.
Other net assets	**259.8**	267.
	419.0	441.
Equity	**310.7**	315.
Net borrowings	**108.3**	126.
	419.0	441.
Gearing *	**26%**	29%

* the ratio of net borrowings to equity plus net borrowings

Tangible fixed assets reduced as the Group continued to keep a firm control of new capital projects resulting in depreciation exceeding additions. Additionally, exchange movements gave rise to a decline of $2.8m over the comparable period in 2009. Within other net assets the Group benefited from the ongoing improvements in supply chain and working capital management.

The main dollar currency exchange rates in the period were:

	2010 30 June	**2010 Average**	2009 30 June	2009 Average
Sterling	**0.67**	**0.65**	0.61	0.68
Euro	**0.81**	**0.74**	0.71	0.75

The majority of the Group's assets are denominated in US dollars and, following the decision to change the reporting currency to the US dollar, the potential exchange rate volatility associated with holding assets in a different currency will reduce. Profits of overseas operations are translated at average rates in each period and, in the first half of 2010, the average sterling rate and the average euro rate have strengthened by 5 per cent and 1 per cent respectively against the US dollar compared to the same period last year. A currency hedging credit of $0.1million (2009: $5.0 million cost) has been allocated to the businesses for segmental reporting and included within administrative expenses in the condensed consolidated income statement.

Pensions

IAS 19 reporting

The Group reported a deficit on its combined retirement benefit obligations of $104.1 million at the end of June 2010, compared to $117.5 million at the same time last year. The last full valuation for IAS 19 purposes was conducted as of 31 December 2009 and the Group has concluded that there have been no material changes in the valuation as a whole since that time. Consequently, no update to the valuation has been made at the current reporting date, other then to reflect contribution payments and changes in currency rates since the end of 2009. The next full valuation will be conducted as at 31 December 2010.

UK Triennial valuation

During the current reporting period the Group concluded the latest triennial valuation and funding agreement in sterling with the Trustees of its UK pension plan. The valuation exercise resulted in an agreed deficit, for funding purposes, of £101.7 million as at 30 September 2008. Under the related funding agreement the Group has agreed to make deficit contributions of £7.1 million in 2010 and, thereafter, an annual amount of either £8.0 million or £10.0 million, depending on whether an EBITDA threshold amount equivalent to £53.2 million is achieved by the Group in the preceding financial year, with the higher amount being paid in any year that the threshold is exceeded. The agreement also includes a commitment to increase the annual contribution by the same percentage as any increase in shareholder dividend, should the annual dividend exceed the equivalent of 3.5 pence per share.

Principal risks and uncertainties

The Group has policies, processes and systems in place to help identify, evaluate and manage risks at all levels throughout the organisation. Certain key risks, because of their size, likelihood and/or severity, are reviewed regularly by the senior management team and the Board, to ensure that appropriate action is taken to eliminate, reduce or mitigate, wherever practicable, significant risks that can lead to financial loss, harm to reputation or business failure. The principal risks and uncertainties faced by the Group that could impact the second half of the year can be found in the Company's 2009 annual report and accounts on pages 13 and 14, as supplemented by the contingent liability note found on page 21 of this interim report.

Cautionary statement

The Elementis plc interim results announcement for the half year ended 30 June 2010, which is comprised of the Chairman's statement, the Group Chief Executive's report and Finance report (which taken together constitute the Business review or Interim management report) and the interim financial statements and accompanying notes (incorporating a Condensed consolidated balance sheet at 30 June 2010, Condensed consolidated income statement, Condensed consolidated statement of comprehensive income, Condensed consolidated cash flow statement and Condensed consolidated statement of changes in equity, each for the six months ended 30 June 2010) (altogether 'Half-yearly financial report'), contains information which viewers or readers might consider to be forward looking statements relating to or in respect of the financial condition, results, operations or businesses of Elementis plc. Any such statements involve risk and uncertainty because they relate to future events and circumstances. There are many factors that could cause actual results or developments to differ materially from those expressed or implied by any such forward looking statements. Nothing in this Half-yearly financial report should be construed as a profit forecast.

Related party transactions

There were no material related party transactions entered into during the first half of the year and there have been no material changes to the related party transactions disclosed in the Company's 2009 Annual report and accounts on page 76.

Directors' responsibility statements
The directors, all of whom are shown on page 21 of the Company's 2009 Annual report and accounts, confirm that to the best of their knowledge:

- The condensed set of financial statements set-out in this Half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

- The interim management report contained in the Business review in this Half-yearly financial report includes a fair review of the information required by:

    - DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of the important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year.

    - DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in related party transactions described in the 2009 Annual report and accounts that could have a material effect on the financial position or performance of the entity during the first six months of the current financial year.

Approved by the Board on 2 August 2010 and signed on its behalf by:

David Dutro Brian
Taylorson
Group Chief Executive Finance
Director
2 August 2010 2 August
2010

Independent review report to Elementis plc

Introduction
We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated cash flow statement, the condensed consolidated statement of changes in equity and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (the 'DTR') of the UK's Financial Services Authority (the 'UK FSA'). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 - *Interim Financial Reporting* as adopted by the EU.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

M H Thompson
for and on behalf of KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London
EC4Y 8BB
2 August 2010

Condensed consolidated income statement for the six months ended 30 June 2010

	Note	2010 Six months ended 30 June $million	2009 Six months ended 30 June* $million
Revenue	4	358.0	253.1
Cost of sales		(229.5)	(176.5)
Gross profit		128.5	76.6
Distribution costs		(45.3)	(36.8)
Administrative expenses		(34.5)	(79.2)
Operating profit before exceptional items		48.7	8.2
Exceptional items		-	(47.6)
Operating profit/(loss)	4	48.7	(39.4)
Finance income	5	0.1	0.4
Finance costs	6	(2.6)	(5.4)
Profit before tax and exceptional items		46.2	3.2
Exceptional items		-	(47.6)
Profit/(loss) before income tax	4	46.2	(44.4)
Tax	8	(14.0)	(0.4)
Profit/(loss) for the period		32.2	(44.8)
Attributable to equity holders of the parent		32.2	(44.8)
Earnings per share			
Basic (cents)	9	7.3	(10.1)
Diluted (cents)	9	7.2	(10.1)

Condensed consolidated statement of comprehensive income for the six months ended 30 June 2010

	2010 Six months ended 30 June $million	2009 Six months ended 30 June* $million
Profit/(loss) for the period	**32.2**	(44.8)
Other comprehensive income:		
Exchange differences on translation of foreign operations	-	(1.2)
Actuarial loss on pension and other post retirement schemes	-	(41.1)
Deferred tax associated with pension and other post retirement schemes	-	-
Movement in cash flow hedges	**0.9**	24.6
	0.9	(17.7)
Total comprehensive income for the period	**33.1**	(62.5)
Attributable to equity holders of the parent	**33.1**	(62.5)

* Comparative period figures have been restated following the change in presentational currency from sterling to US dollars for reporting periods after 1 January 2010 - see Note 2.

Condensed consolidated balance sheet
at 30 June 2010

	2010 30 June $million	2009 30 June* $million
Non-current assets		
Goodwill and other intangible assets	**333.9**	332.3
Property, plant and equipment	**159.2**	173.8
Interests in associates and other investments	**0.1**	0.1
Total non-current assets	**493.2**	506.2
Current assets		
Inventories	**91.8**	139.9
Trade and other receivables	**124.9**	104.6
Derivatives	**0.6**	-
Cash and cash equivalents	**42.2**	23.6
Total current assets	**259.5**	268.1
Total assets	**752.7**	774.3
Current liabilities		
Bank overdrafts and loans	**(3.1)**	(11.9)
Trade and other payables	**(96.9)**	(81.8)
Derivatives	**-**	(14.5)
Current tax liabilities	**(5.9)**	(3.0)
Provisions	**(11.6)**	(26.7)
Total current liabilities	**(117.5)**	(137.9)
Non-current liabilities		
Loans and borrowings	**(147.4)**	(137.8)
Retirement benefit obligations	**(104.1)**	(117.5)
Deferred tax liabilities	**(32.0)**	(16.5)
Provisions	**(37.9)**	(45.7)
Government grants	**(1.5)**	(2.1)
Total non-current liabilities	**(322.9)**	(319.6)
Total liabilities	**(440.4)**	(457.5)
Net assets	**312.3**	316.8
Equity		
Share capital	**43.2**	43.2
Share premium	**11.0**	11.0
Other reserves	**117.7**	110.0
Retained earnings	**138.8**	151.0
Equity attributable to equity holders of the parent	**310.7**	315.2
Minority equity interests	**1.6**	1.6
Total equity and reserves	**312.3**	316.8

* Comparative period figures have been restated following the change in presentational currency from sterling to US dollars for reporting periods after 1 January 2010 and for an adjustment to the provisional accounting estimates relating to the acquisition of Fancor in December 2009 - see Note 2.

Condensed consolidated cash flow statement for the six months ended 30 June 2010

	2010 Six months ended 30 June $million	2009 Six months ended 30 June* $million
Operating activities:		
Profit/(loss) for the period	32.2	(44.8)
Adjustments for:		
Finance income	(0.1)	(0.4)
Finance costs	2.6	5.4
Tax	14.0	0.4
Depreciation and amortisation	10.6	10.1
Decrease in provisions	(0.7)	(0.9)
Pension contributions net of current service cost	(3.0)	(2.8)
Share based payments	0.9	0.9
Exceptional items	-	47.6
Cash flow in respect of exceptional items	(37.4)	(8.1)
Operating cash flows before movements in working capital	19.1	7.4
Decrease in inventories	9.1	10.6
(Increase)/decrease in trade and other receivables	(26.6)	5.1
Increase/(decrease) in trade and other payables	14.9	(41.7)
Cash generated by operations	16.5	(18.6)
Income taxes paid	(4.2)	(4.1)
Interest paid	(1.3)	(1.8)
Net cash flow from / (used in) operating activities	11.0	(24.5)
Investing activities:		
Interest received	0.1	0.4
Purchase of property, plant and equipment	(4.8)	(7.6)
Disposal of property, plant and equipment	0.2	-
Proceeds from former owners of an acquired business	1.1	-
Disposal of associate and minority interest	-	0.9
Acquisition of intangibles	(0.1)	-
Net cash flow from investing activities	(3.5)	(6.3)
Financing activities:		
Dividends paid	(9.5)	(9.1)
Increase/(decrease) in borrowings	16.6	14.1
Net cash from / (used in) financing activities	7.1	5.0
Net increase /(decrease) in cash and cash equivalents	14.6	(25.8)
Cash and cash equivalents at beginning of period	28.8	48.4
Foreign exchange on cash and cash equivalents	(1.2)	1.0
Cash and cash equivalents at end of period	42.2	23.6

* Comparative period figures have been restated following the change in presentational currency from sterling to US dollars for reporting periods after 1 January 2010 - see Note 2.

Condensed consolidated statement of changes in equity for the six months ended 30 June 2010

	Share capital $million	Share premium $million	Other reserves $million	Retained earnings $million	Total $million	Minority interest $million
At 1 January 2010	43.2	11.0	116.0	116.1	286.3	1.6
Profit for the period	-	-	-	32.2	32.2	-
Other comprehensive income:						
Exchange differences	-	-	-	-	-	-
Movement in cash flow hedges	-	-	0.9	-	0.9	-
Transactions with owners:						
Share based payments	-	-	0.8	-	0.8	-
Dividends paid	-	-	-	(9.5)	(9.5)	-
At 30 June 2010	43.2	11.0	117.7	138.8	310.7	1.6

	Share Capital $million	Share premium $million	Other reserves $million	Retained earnings $million	Total $million	Minority interest $million
At 1 January 2009*	43.2	11.0	85.7	246.0	385.9	2.2
Profit for the period	-	-	-	(44.8)	(44.8)	-
Other comprehensive income:						
Exchange differences	-	-	(1.2)	-	(1.2)	(0.1)
Actuarial loss on pension scheme	-	-	-	(41.1)	(41.1)	-
Movement in cash flow hedges	-	-	24.6	-	24.6	-
Transactions with owners:						
Share based payments	-	-	0.9	-	0.9	-
Dividends paid	-	-	-	(9.1)	(9.1)	-
Disposal of minority interest	-	-	-	-	-	(0.5)
At 30 June 2009*	43.2	11.0	110.0	151.0	315.2	1.6

* Comparative period figures have been restated following the change in presentational currency from sterling to US dollars for reporting periods after 1 January 2010 - see Note 2.

Notes to the interim financial statements for the six months ended 30 June 2010

1 General Information

Elementis plc ('the Company') and its subsidiaries (together, 'the Group') manufactures specialty chemicals. The Group has operations in the US, UK, The Netherlands, Germany, China, Taiwan and Malaysia. The Company is a limited liability company incorporated and domiciled in England, UK and is listed on the London Stock Exchange.

The following standards have been adopted and are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after 1 July 2009 - these currently have no impact on the Group:

IFRS 3 (revised) Business combinations and consequential amendments to IAS 27 Consolidated and separate financial statements
IAS 28 Investments in associates
IAS 31 Interests in joint ventures

The following standards or amendments to standards, which have also been adopted, are mandatory for the financial year beginning 1 January 2010 but do not have a material impact on the Group:

IFRIC 17 Distributions of non-cash assets to owners
IFRIC 18 Transfers of assets from customers
Amendments to IFRS 1 Additional exemptions for first time adopters
Improvements to IFRSs 2009

This condensed set of financial statements (also referred to as 'interim financial statements' in this announcement) has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU.

As required by the Disclosure and Transparency Rules of the Financial Services Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's published consolidated financial statements for the year ended 31 December 2009, except when new or revised accounting standards have been applied.

The comparative figures for the financial year ended 31 December 2009 are not the Company's statutory accounts for that financial year, but are derived from those accounts. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2 Transition to US dollar reporting

Having announced at the time of the 2009 preliminary results presentation that the Board had decided to change the Group's reporting currency to US Dollars in 2010, these financial statements and the accompanying notes are the first to be reported in US Dollars.

The majority of the Group's sales and earnings originate in US Dollars or US Dollar linked currencies and the change of presentation currency to the US Dollar more closely aligns the Group's external reporting with the profile of the Group, as well as with current internal management reporting.

The change of the Group's presentation currency has been accounted for in accordance with IAS 21, *The Effects of Changes in Foreign Exchange Rates.*

The following methodology was used to re-present the 2009 results, originally reported in Sterling, into US Dollars:

a) Income and expenses were translated at the average exchange rate for the relevant period;

b) Assets and liabilities were translated at the closing exchange rate for each balance sheet date: and

c) Equity items were translated at historical exchange rates.

The relevant exchange rates used were as follows:

	6 months ended 30 June 2009	Year ende 31 December 20C
	£1=US$	£1=US
Average rate	1.47	1.5
Closing rate	1.65	1.6

3 Accounting estimates and judgements

The preparation of these interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of income, expense, assets and liabilities. The significant estimates and judgements made by management were consistent with those applied to the consolidated financial statements for the year ended 31 December 2009.

4 Segment reporting

For management purposes the Group is currently organised into three operating divisions - Specialty Products, Surfactants and Chromium. Principal activities are as follows:

Specialty Products - production of rheological additives, compounded products and colourants.
Surfactants - production of surface active ingredients.
Chromium - production of chromium chemicals.

Following the closure of the UK Chromium facility in 2009, a review of the Group's product portfolio identified that the management of the sales, technical service and supply chain requirements of Pigmentary Oxide and Chrome Hydrate would be more effective within the Specialty Products division rather than the Chromium division. In order to present segmental operating information in a consistent fashion with that now used for internal management reporting, the previously reported segmental information for the six months ended 30 June 2009 and year ended 31 December 2009 has been restated.

	Six months ended 30 June 2010			Six months ended 30 Ju	
	Gross	Inter-segment	External	Gross	Inter-segment
	$million	$million	$million	$million	$million
Revenue					
Specialty Products	**215.8**	**-**	**215.8**	144.8	-
Surfactants	**43.6**	**-**	**43.6**	36.3	-
Chromium	**104.5**	**(5.9)**	**98.6**	76.6	(4.6)
	363.9	**(5.9)**	**358.0**	257.7	(4.6)

All revenues relate to the sale of goods

* restated

	2010 Six months ended 30 June $million	Six months ended 30 Ji Before exceptional Items $million	Exception iten $millio
Operating profit			
Specialty Products	**37.3**	10.0	
Surfactants	**2.2**	-	
Chromium	**16.1**	3.1	(40.
Central costs	**(6.9)**	(4.9)	(6.
	48.7	8.2	(47.
Finance income	**0.1**	0.4	
Finance costs	**(2.6)**	(5.4)	
Profit/(loss) before tax	**46.2**	3.2	(47.

	Year ended 31 December 2009* Revenue			Year ended 31 Decen Operating prc	
	Gross $million	Inter-segment $million	External $million	Before exceptional items $million	Exceptioi itei $milli
Specialty Products	315.2	-	315.2	30.9	
Surfactants	76.3	-	76.3	0.1	
Chromium	183.4	(11.2)	172.2	13.9	(44
Central costs	-	-	-	(8.7)	(32
	574.9	(11.2)	563.7	36.2	(76
Finance income	-	-	-	1.2	
Finance costs	-	-	-	(9.1)	
Profit/(loss) before tax	-	-	-	28.3	(76

A reconciliation for the operating segments impacted by the restatement comparing figures disclosed previously to the revised figures is set out below:

	Sales			Operating pi	
	Six months ended 30 June 2010 $million	Six months ended 30 June 2009* $million	Year ended 31 December 2009* $million	**Six months ended 30 June 2010 $million**	mo er 30 2 $m
Specialty Products					
Pre adjustment	**206.8**	139.1	301.6	**34.1**	
Adjustment	**9.0**	5.7	13.6	**3.2**	
Revised	**215.8**	144.8	315.2	**37.3**	
Chromium					
Pre adjustment	**107.6**	77.7	185.8	**19.3**	
Adjustment	**(9.0)**	(5.7)	(13.6)	**(3.2)**	
Revised	**98.6**	72.0	172.2	**16.1**	

* restated

5 Finance income

	2010 Six months ended 30 June $million	2 mo er 30 $m
Interest on bank deposits	**0.1**	
Other	**-**	
	0.1	

6 Finance costs

	2010 Six months ended 30 June $million	2009 Six months ended 30 June $ million
Interest on bank loans	1.3	1.7
Expected return on pension scheme assets	(21.1)	(18.6)
Interest on pension scheme liabilities	21.9	21.6
Pension and other post-retirement liabilities	0.8	3.0
Unwind of discount on provisions	0.5	0.7
	2.6	5.4

7 Exceptional items

	2010 Six months ended 30 June $ million	2009 Six months ended 30 June $ million
EU Commission fine and associated costs	-	-
Chromium restructuring - site remediation costs	-	(23.9)
Chromium restructuring - employee costs	-	(7.3)
Chromium restructuring - impairment of property, plant and equipment	-	(2.9)
Chromium restructuring - hedging costs	-	(7.0)
Other hedging costs	-	(6.5)
Pension adjustment relating to past service cost	-	-
	-	(47.6)
Tax credit on exceptional items	-	0.1
	-	(47.5)

Exceptional items are those which, in management's judgement, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information.

8 Tax

The provision for tax on profits of $14.0 million (2009: $0.4 million) is based on the likely tax charge in those jurisdictions where profits arise. In 2009 the provision was based on an estimate of the available credits in specific jurisdictions.

9 Earnings per share

	2010 Six months ended 30 June $million	2009 Six months ended 30 June $million
Earnings for the purposes of basic earnings per share	**32.2**	(44.8)
Exceptional items net of tax	-	47.6
Adjusted earnings	**32.2**	2.8
	Number(m)	Number(m)
Weighted average number of shares for the purposes of basic earnings per share	**443.4**	443.2
Effect of dilutive share options	**2.9**	0.1
Weighted average number of shares for the purposes of diluted earnings per share	**446.3**	443.3

	2010 Six months ended 30 June cents	2009 Six months ended 30 June cents
Earnings per share:		
Basic	**7.3**	(10.1)
Diluted	**7.2**	(10.1)
Basic before exceptional items	**7.3**	0.6

Diluted before exceptional items	7.2	0.6

10 Dividends

The following dividends were declared and paid by the Group:

	2010 Six months ended 30 June $million	2009 Six months ended 30 June $million	3
Dividends paid on ordinary shares	**9.5**	9.2	

An interim dividend of 2.34 cents per share (2009: 1.5 pence) has been declared by the Board of Directors and will be paid on 8 October 2010 to shareholders on the register at 10 September 2010. As the interim dividend will be paid in pounds sterling, the exchange rate used for the purpose of determining the amount to be paid was $1.560:£1.00.

11 Pension

The last full valuation for IAS 19 purposes was conducted as of 31 December 2009 and the next full valuation will be conducted as at 31 December 2010. As the Group has concluded that there have been no material changes in the valuation as a whole since the last full valuation, no update to the valuation has been made at the current reporting date, other then to reflect contribution payments and changes in currency rates since the end of 2009. The Group reported a deficit on its combined retirement benefit obligations of $104.1 million at the end of June 2010, compared to $117.5 million at the same time last year.

12 Movement in net borrowings

	2010 Six months ended 30 June $million	2009 Six months ended 30 June $million	31 [
Change in net borrowings resulting from cash flows			
Increase / (decrease) in cash and cash equivalents	**14.6**	(25.8)	
Increase in borrowings	**(16.6)**	(14.1)	
	(2.0)	(39.9)	
Currency translation differences	**-**	5.8	
Increase in net borrowings	**(2.0)**	(34.1)	
Net borrowings at beginning of period	**(106.3)**	(92.0)	
Net borrowings at end of period	**(108.3)**	(126.1)	

13 Contingent liabilities

As is the case with other chemical companies, the Group occasionally receives notices of litigation relating to regulatory and legal matters. A provision is recognised when the Group believes it has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where it is deemed that an obligation is merely possible and that the probability of a material outflow is not remote, the Group would disclose a contingent liability.

Elementis LTP L.P. ("LTP") has been named as a defendant in chromium-related litigation currently pending in the State of Missouri (the "Missouri Litigation"). The Missouri Litigation includes (1) approximately a dozen cases

and over 150 individual plaintiffs alleging property and/or personal injury; (2) a class action seeking property damages for an unspecified number of putative class members; and (3) a class action seeking medical monitoring damages for putative class members who live in a four county area. The plaintiffs allege exposure to a chromium compound as the result of processes utilised by a tannery in St. Joseph, Missouri that was owned by Prime Tanning, Corp. ("Prime Tanning"). LTP has been named as the procurer of sodium dichromate for another defendant, Wismo Chemical Corp. ("Wismo"). Wismo was located onsite at the tannery and was in the business of converting sodium dichromate (upon delivery by LTP) into chromium sulphate - a chemical agent that is commonly used in the tanning of hides. Wismo, in turn, sold the chromium sulphate to Prime Tanning. Fifty per cent of the shares of Wismo had been owned by LTP, its affiliates or its predecessors, but such shares were sold to Prime Tanning prior to LTP being named as a defendant in the Missouri Litigation proceedings.

Management, after consultation with legal counsel, has concluded that the proceedings are unlikely to be adversely determined against LTP and thus would not reasonably be expected to have a material impact on the Group's financial position. None of the proceedings is scheduled to go to trial before the end of 2011.

- ENDS -

END

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